

January 20, 2015

<u>Via E-Mail</u>
Keith R. Dunleavy, M.D.
Chief Executive Officer and Chairman
Inovalon Holdings, Inc.
4321 Collington Road
Bowie, MD 20716

> **Re: Inovalon Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 13, 2015**
> **File No. 333-201321**

Dear Dr. Dunleavy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated January 9, 2015.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 10. Stockholders' Equity (Deficit), page F-27</u>

1. The following comments pertain to valuations you provided in response to prior comment 2.

2. Please describe how the application of a minority interest discount to the Income Approach is consistent with the AICPA practice guide for the "Valuation of Privately-Held-Company Equity Securities Issued as Compensation." Please refer to paragraph 7.14 of the guide in your response.

3. In your response to prior comment 5 in your response letter dated January 12, 2015, you noted that the valuation method utilized is the Hybrid Method. As noted in the AICPA practice guide in paragraph 6.48, the Hybrid Method is a hybrid between the PWERM and OPM. The Hybrid Method is used for companies with complex capital structures and not a single class of voting equity. Therefore, your valuation approach as of September 30, 2014 is not consistent with a Hybrid Method. Therefore, it appears that the September valuation has assigned a 90% weighting to the Market Approach and a 10% weighting to the Income Approach. Please explain why it is more appropriate to

Keith R. Dunleavy, M.D.
Inovalon Holdings, Inc.
January 20, 2015
Page 2

place a higher weighting to the Market Approach in September and not in June if the Company's value would have been determined by public markets in the same manner.

4. The practice guide states that "Early estimates of IPO prices by investment bankers, particularly those made as part of the selection process often differ from the final IPO price because, among other things, the estimates are made at relatively early stages, and the bankers may not yet have performed all their due diligence on the enterprise's financial projections." Furthermore, the practice guide states that "management or an underwriter's estimate of the ultimate IPO price is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise." Please explain why it is appropriate to place significant reliance on the prices obtained by your investment bankers in the September valuation. Please use the practice guide as a reference in your response.

5. We note your response to prior comment 3. Please explain your use of the $31.00 per share buyback in support of the fair value of your shares given that the third-party valuation firm determined to apply no weighting to this transaction "as the shareholder may have been financially motivated."

6. Please explain how the company was valued as part of the $135.03 September Class B common stock redemption buyback transaction.

7. Please explain why it was not appropriate to use the same comparable companies used in the September valuation report in prior periods.

8. Please explain why the Advisory Board Company multiples were excluded in the June 30, 2014 valuation analysis based on the assessment of their unreasonable earnings multiples and included in the September valuation analysis when the multiples had not materially changed. Also, please explain what constitutes unreasonable earnings multiples in light of the fact that the selected multiples for Inovalon in September are higher than the multiples for the Advisory Board Company in both June and September.

9. Other than hiring investment bankers, please explain what company specific milestones led to a significant increase in the selected multiples between June and September.

10. Please explain what new information is generating a significant increase in revenue growth and margin improvement between the June and September analysis in the forecasted years beginning 2017.

11. Please explain what improvements in working capital have been made between June 2014 and September 2014 that have led to working capital declining from an estimated 20% of revenue in June down to 5% of revenue in September.

12.   Explain why it was appropriate to include an alpha of 0.5% in your June valuation and no alpha in your September analysis. In this regard, we note an increase in projected revenue growth in the more speculative years of 2017 and beyond.

13.   Please identify in the valuation analyses prior to and including June 2014 how the uncertainty surrounding the legislation and implementation of the ACA, was taken into consideration and how it is now reflected in the September valuation.

14.   Please identify the significant events that led to the increases in the valuation between June and September and quantify each event's impact on the valuation. Please support with observable evidence where possible.

Note 12. Subsequent Events (Unaudited), page F-30

15.   We note that restricted stock units with a fair value of $84.76 per underlying share were issued on November 13, 2014. Based on the description of the method by which these RSUs were valued, described on page 13 of the September 2014 valuation report, it appears that the valuation of the restricted share is accomplished by applying an additional marketability and liquidity discount to the fair value of an unrestricted share. Please tell us what consideration was given to ASC 718-10-55-5 through 55-7 in estimating the fair value of the restricted stock unit and identify the authoritative literature upon which your computation was based.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Keith R. Dunleavy, M.D.
Inovalon Holdings, Inc.
January 20, 2015
Page 4

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        David P. Slotkin, Morrison & Foerster LLP
        Justin R. Salon, Morrison & Foerster LLP